                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549



                                   FORM 11-K



     ANNUAL REPORT PURSUANT TO SECTION 15(d)
[X]  OF THE SECURITIES EXCHANGE ACT OF 1934  [FEE REQUIRED]

     For Fiscal Year Ended June 30, 1994

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d)
[]   OF THE SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]


     COMMISSION FILE NO. 1-5424



A. Full title of the plan:

                        DELTA FAMILY-CARE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DELTA AIR LINES, INC.
                   Hartsfield Atlanta International Airport
                            Atlanta, Georgia  30320

                        DELTA FAMILY-CARE SAVINGS PLAN
                        ------------------------------

                      FINANCIAL STATEMENTS AND SCHEDULES
                      ----------------------------------

                                 JUNE 30, 1994
                                 -------------

                               TABLE OF CONTENTS
                               -----------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

* Statement of Net Assets Available for Benefits With Fund Information--June 30, 1994

* Statement of Net Assets Available for Benefits With Fund Information--June 30, 1993

* Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended June 30, 1994

* Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended June 30, 1993


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SUPPLEMENTAL SCHEDULES:
Schedule I     Item 27a        Schedule of Assets Held for Investment Purposes--
                               June 30, 1994

Schedule II    Item 27a        Schedule of Assets Held for Investment Purposes
                               Which Were Both Acquired and Disposed Of Within
                               the Plan Year for the Year Ended June 30, 1994

Schedule III   Item 27b        Schedule of Loans or Fixed Income Obligations--
                               June 30, 1994

Schedule IV    Item 27d        Schedule of Reportable Transactions for the
                               Year Ended June 30, 1994

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------



To the Administrative Committee of the Delta Family-Care Savings Plan:


We have audited the accompanying statements of net assets available for benefits with fund information of the DELTA FAMILY-CARE SAVINGS PLAN (the "Plan") as of June 30, 1994 and 1993, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee (the "Committee") appointed by the Board of Directors of Delta Air Lines, Inc., in its capacity as Administrator of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 Arthur Andersen LLP
Atlanta, Georgia
January 6, 1995

                        Delta Family-Care Savings Plan
     Statement of Net Assets Available for Benefits With Fund Information
                                 June 30, 1994






                                                                        Total
             Fund                   Investments      Receivables        Assets        Liabilities      Net Assets
             --------------------------------------------------------------------------------------------------------------
             (Note 2)              (Schedule I)       (Note 3)                         (Note 3)
             Stocks              $   300,263,000   $   6,925,000   $    307,188,000  $     409,000  $   306,779,000
             Bonds                   119,063,000         787,000        119,850,000        378,000      119,472,000
             Delta Stock              82,923,000         785,000         83,708,000          1,000       83,707,000
             Contracts               582,721,000       1,993,000        584,714,000         64,000      584,650,000
             Index                    96,381,000         786,000         97,167,000              -       97,167,000
             Conservative             33,619,000         184,000         33,803,000         40,000       33,763,000
             Growth                   57,978,000         425,000         58,403,000         66,000       58,337,000
             Delaware                    992,000               -            992,000              -          992,000
             Contrafund               61,576,000           6,000         61,582,000              -       61,582,000
             Equity-Income             8,107,000           1,000          8,108,000              -        8,108,000
             Growth & Income           9,286,000           1,000          9,287,000              -        9,287,000
             Magellan                 50,845,000           7,000         50,852,000              -       50,852,000
             OTC                         939,000               -            939,000              -          939,000
             Merrill Lynch             1,617,000               -          1,617,000              -        1,617,000
             Templeton                13,849,000               -         13,849,000              -       13,849,000
             Select                    1,007,000               -          1,007,000              -        1,007,000
             Ultra                     7,005,000               -          7,005,000              -        7,005,000
             Preferred               575,020,000       7,213,000        582,233,000    465,905,000      116,328,000
             Participant Loans        35,009,000               -         35,009,000              -       35,009,000
                               ---------------------------------------------------------------------------------------
             TOTAL              $  2,038,200,000   $  19,113,000   $  2,057,313,000  $ 466,863,000  $ 1,590,450,000
                               =======================================================================================

The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
     Statement of Net Assets Available for Benefits With Fund Information
                                 June 30, 1993


       Fund        Investments      Receivables     Total Assets      Liabilities      Net Assets
----------------------------------------------------------------------------------------------------
(Note 2)            (Schedule I)    (Note 3)                            (Note 3)
Stocks            $   225,479,000  $ 18,486,000    $   243,965,000   $   2,473,000  $   241,492,000
Bonds                 147,261,000       764,000        148,025,000          79,000      147,946,000
Delta Stock           103,614,000       725,000        104,339,000               -      104,339,000
Contracts             690,082,000     2,382,000        692,464,000         124,000      692,340,000
Index                  88,715,000       698,000         89,413,000          12,000       89,401,000
Preferred             563,985,000     7,063,000        571,048,000     478,629,000       92,419,000
Participant Loans      24,855,000             -         24,855,000               -       24,855,000
                 ------------------------------------------------------------------------------------
TOTAL             $ 1,843,991,000  $ 30,118,000    $ 1,874,109,000   $ 481,317,000  $ 1,392,792,000
                 ====================================================================================

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                       For the Year Ended June 30, 1994


                                                                     Page 1 of 3


                                Stocks         Bonds      Delta Stock     Contracts      Index      Conservative     Growth
                             -------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:

Contributions:
 Participants'               $ 38,166,000  $ 14,717,000  $ 13,216,000  $  41,636,000  $ 16,907,000  $  4,634,000  $  9,772,000
 Employer's (Delta)             4,820,000     1,443,000     1,648,000      4,903,000     1,593,000       419,000       761,000
                             -------------------------------------------------------------------------------------------------
                             $ 42,986,000  $ 16,160,000  $ 14,864,000  $  46,539,000  $ 18,500,000  $  5,053,000  $ 10,533,000
                             -------------------------------------------------------------------------------------------------

Investment income:
 Net appreciation/
  (depreciation)
  in fair value of
  investments                  21,295,000      (438,000)   (3,164,000)             -     1,139,000    (1,079,000)   (1,567,000)
 Interest and dividends           605,000       228,000       711,000     40,070,000       250,000        62,000       121,000
                             -------------------------------------------------------------------------------------------------
                               21,900,000      (210,000)   (2,453,000)    40,070,000     1,389,000    (1,017,000)   (1,446,000)
 Less investment expenses      (1,498,000)     (659,000)      (14,000)             -             -      (125,000)     (194,000)
                             -------------------------------------------------------------------------------------------------
                             $ 20,402,000  $   (869,000) $ (2,467,000) $  40,070,000  $  1,389,000  $ (1,142,000) $ (1,640,000)
                             -------------------------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------------------------
 TOTAL ADDITIONS             $ 63,388,000  $ 15,291,000  $ 12,397,000  $  86,609,000  $ 19,889,000  $  3,911,000  $  8,893,000
                             -------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
Withdrawals                    (8,499,000)   (5,678,000)   (3,913,000)   (32,081,000)   (3,196,000)   (1,786,000)   (1,579,000)
Administrative expenses           (74,000)     (119,000)       (1,000)      (534,000)      (56,000)      (47,000)      (86,000)
Interest expense on ESOP
 notes                                  -             -             -              -             -             -             -
                             -------------------------------------------------------------------------------------------------
 TOTAL DEDUCTIONS            $ (8,573,000) $ (5,797,000) $ (3,914,000) $ (32,615,000) $ (3,252,000) $ (1,833,000) $ (1,665,000)
                             -------------------------------------------------------------------------------------------------
Net increase prior to
 interfund transfers:        $ 54,815,000  $  9,494,000  $  8,483,000  $  53,994,000  $ 16,637,000  $  2,078,000  $  7,228,000
Interfund transfers            10,472,000   (37,968,000)  (29,115,000)  (161,684,000)   (8,871,000)   31,685,000    51,109,000
                             -------------------------------------------------------------------------------------------------
 Net increase/(decrease)     $ 65,287,000  $(28,474,000) $(20,632,000) $(107,690,000) $  7,766,000  $ 33,763,000  $ 58,337,000

NET ASSETS AVAILABLE FOR
 BENEFITS:
 Beginning of Year,
  June 30, 1993              $241,492,000  $147,946,000  $104,339,000  $ 692,340,000  $ 89,401,000  $          -  $          -
 End of Year, June 30, 1994  $306,779,000  $119,472,000  $ 83,707,000  $ 584,650,000  $ 97,167,000  $ 33,763,000  $ 58,337,000
                             =================================================================================================

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                       For the Year Ended June 30, 1994


                                                                     Page 2 of 3


                                                                                   Growth &                             Merrill
                                            Delaware   Contrafund   Equity-Income   Income      Magellan       OTC       Lynch
                                           --------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions:

     Participants'                         $ 246,000  $ 12,704,000  $ 1,441,000  $ 1,736,000  $ 10,450,000  $ 251,000  $  404,000
     Employer's (Delta)                       30,000       867,000       94,000      121,000     1,074,000     12,000       6,000
                                           --------------------------------------------------------------------------------------
                                           $ 276,000  $ 13,571,000  $ 1,535,000  $ 1,857,000  $ 11,524,000  $ 263,000  $  410,000
                                           --------------------------------------------------------------------------------------
Investment income:

     Net appreciation/(depreciation)
      in fair value of investments          (189,000)   (7,442,000)    (386,000)    (382,000)   (8,122,000)  (126,000)    (38,000)
     Interest and dividends                   57,000     4,530,000      472,000      306,000     4,845,000     60,000      61,000
                                           --------------------------------------------------------------------------------------
                                            (132,000)   (2,912,000)      86,000      (76,000)   (3,277,000)   (66,000)     23,000
     Less investment expenses                      -             -            -            -             -          -           -
                                           --------------------------------------------------------------------------------------
                                           $(132,000) $ (2,912,000) $    86,000  $   (76,000) $ (3,277,000) $ (66,000) $   23,000
                                           --------------------------------------------------------------------------------------

                                           --------------------------------------------------------------------------------------
     TOTAL ADDITIONS                       $ 144,000  $ 10,659,000  $ 1,621,000  $ 1,781,000  $  8,247,000  $ 197,000  $  433,000
                                           --------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals                                  (21,000)   (1,552,000)    (168,000)    (311,000)   (1,296,000)   (41,000)    (64,000)
Administrative expenses                       (1,000)      (19,000)      (2,000)      (2,000)      (18,000)         -           -
Interest expense on ESOP notes                     -             -            -            -             -          -           -
                                           --------------------------------------------------------------------------------------
     TOTAL DEDUCTIONS                      $ (22,000) $ (1,571,000) $  (170,000) $  (313,000) $ (1,314,000) $ (41,000) $  (64,000)
                                           --------------------------------------------------------------------------------------

Net increase prior to interfund transfers: $ 122,000  $  9,088,000  $ 1,451,000  $ 1,468,000  $  6,933,000  $ 156,000  $  369,000
Interfund transfers                          870,000    52,494,000    6,657,000    7,819,000    43,919,000    783,000   1,248,000
                                           --------------------------------------------------------------------------------------
Net increase/(decrease)                    $ 992,000  $ 61,582,000  $ 8,108,000  $ 9,287,000  $ 50,852,000  $ 939,000  $1,617,000

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of Year, June 30, 1993      $       -  $          -  $         -  $         -  $          -  $       -  $        -
     End of Year, June 30, 1994            $ 992,000  $ 61,582,000  $ 8,108,000  $ 9,287,000  $ 50,852,000  $ 939,000  $1,617,000
                                           ======================================================================================

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                       For the Year Ended June 30, 1994


                                                                     Page 3 of 3


                                                                                                          Participant
                                            Templeton       Select          Ultra         Preferred          Loans
                                          -----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
    Participants'                         $  1,553,000   $    238,000   $  1,471,000   $             -   $          -
    Employer's (Delta)                         201,000         15,000        124,000        35,276,000              -
                                          -----------------------------------------------------------------------------
                                          $  1,754,000   $    253,000   $  1,595,000   $    35,276,000   $          -
                                          -----------------------------------------------------------------------------
Investment income:
    Net appreciation/(depreciation)
     in fair value of investments             (253,000)      (210,000)      (838,000)       (4,156,000)             -
    Interest and dividends                     248,000        103,000         19,000        30,228,000              -
                                          -----------------------------------------------------------------------------
                                          $     (5,000)  $   (107,000)  $   (819,000)  $    26,072,000   $          -
    Less investment expenses                         -              -              -                 -              -
                                          -----------------------------------------------------------------------------
                                          $     (5,000)  $   (107,000)  $   (819,000)  $    26,072,000   $          -
                                          -----------------------------------------------------------------------------
                                          -----------------------------------------------------------------------------
    TOTAL ADDITIONS                       $  1,749,000   $   146,000    $    776,000   $    61,348,000   $          -
                                          -----------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals                                   (155,000)       (11,000)      (192,000)       (3,575,000)      (875,000)
Administrative expenses                         (2,000)             -         (3,000)          (46,000)             -
Interest expense on ESOP notes                       -              -              -       (33,818,000)             -
                                          -----------------------------------------------------------------------------
    TOTAL DEDUCTIONS                      $   (157,000)  $    (11,000)  $   (195,000)  $   (37,439,000)  $   (875,000)
                                          -----------------------------------------------------------------------------
Net increase prior to interfund
 transfers:                               $  1,592,000   $    135,000   $    581,000   $    23,909,000   $   (875,000)
Interfund transfers                         12,257,000        872,000      6,424,000                 -     11,029,000
                                          -----------------------------------------------------------------------------
    Net increase/(decrease)               $ 13,849,000   $  1,007,000   $  7,005,000   $    23,909,000   $ 10,154,000


NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of Year, June 30, 1993      $          -   $          -   $          -   $    92,419,000   $ 24,855,000
    End of Year, June 30, 1994            $ 13,849,000   $  1,007,000   $  7,005,000   $   116,328,000   $ 35,009,000
                                          =============================================================================

        The accompanying notes are an integral part of this statement.

                                                 TOTAL
                                          ------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
    Participants'                         $   169,542,000
    Employer's (Delta)                         53,407,000
                                          -----------------
                                          $   222,949,000
                                          -----------------
Investment income:
    Net appreciation/(depreciation)
     in fair value of investments              (5,956,000)
    Interest and dividends                     82,976,000
                                          -----------------
                                          $    77,020,000
    Less investment expenses                   (2,490,000)
                                          -----------------
                                          $    74,530,000
                                          -----------------
                                          -----------------
    TOTAL ADDITIONS                       $   297,479,000
                                          -----------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals                                   (64,993,000)
Administrative expenses                        (1,010,000)
Interest expense on ESOP notes                (33,818,000)
                                          -----------------
    TOTAL DEDUCTIONS                          (99,821,000)
                                          -----------------
Net increase prior to interfund
 transfers:                               $   197,658,000
Interfund transfers                                     -
                                          -----------------
    Net increase/(decrease)               $   197,658,000

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of Year, June 30, 1993      $ 1,392,792,000
    End of Year, June 30, 1994            $ 1,590,450,000
                                          =================

        The accompanying notes are an integral part of this statement.

                        Delta Family-Care Savings Plan
Statement Of Changes in Net Assets Available for Benefits With Fund Information
                        For the Year Ended June 30, 1993

                                                         Stocks           Bonds        Delta Stock      Contracts         Index
                                                    --------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
    Participants'                                      $ 31,082,000    $ 17,500,000    $ 21,496,000    $ 63,514,000    $ 14,475,000
    Employer's (Delta)                                    2,441,000       1,146,000       1,434,000       4,570,000       1,242,000
                                                    --------------------------------------------------------------------------------
                                                       $ 33,523,000    $ 18,646,000    $ 22,930,000    $ 68,084,000    $ 15,717,000
                                                    --------------------------------------------------------------------------------
Investment income:
    Net appreciation/(depreciation) in fair value of
     investments                                         21,738,000       4,166,000     (12,066,000)              -       8,125,000
    Interest and dividends                                7,559,000       8,135,000       1,417,000      50,654,000           3,000
                                                    --------------------------------------------------------------------------------
                                                       $ 29,297,000    $ 12,301,000    $(10,649,000)   $ 50,654,000    $  8,128,000
    Less investment expenses                               (668,000)       (290,000)          1,000      (2,122,000)        (36,000)
                                                    --------------------------------------------------------------------------------
                                                       $ 28,629,000    $ 12,011,000    $(10,648,000)   $ 48,532,000    $  8,092,000
                                                    --------------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------------
    TOTAL ADDITIONS                                    $ 62,152,000    $ 30,657,000    $ 12,282,000    $116,616,000    $ 23,809,000
                                                    --------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals                                              (9,352,000)     (7,374,000)     (5,202,000)    (38,115,000)     (2,577,000)
Interest expense on ESOP notes                                    -               -               -               -               -
                                                    --------------------------------------------------------------------------------
    TOTAL DEDUCTIONS                                   $ (9,352,000)   $ (7,374,000)   $ (5,202,000)   $(38,115,000)   $ (2,577,000)
                                                    --------------------------------------------------------------------------------

Net increase prior to interfund transfers:             $ 52,800,000    $ 23,283,000    $  7,080,000    $ 78,501,000    $ 21,232,000
Interfund transfers                                        (408,000)      3,025,000      (7,300,000)    (14,520,000)     15,499,000
                                                    --------------------------------------------------------------------------------
    Net increase/(decrease)                            $ 52,392,000    $ 26,308,000    $   (220,000)   $ 63,981,000    $ 36,731,000

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year, June 30, 1992                       $189,100,000    $121,638,000    $104,559,000    $628,359,000    $ 52,670,000
End of Year, June 30, 1993                             $241,492,000    $147,946,000    $104,339,000    $692,340,000    $ 89,401,000
                                                    ================================================================================

        The accompanying notes are an integral part of this statement.

                                                                                      Participant
                                                                        Preferred        Loans           Total
                                                                      ----------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
    Participants'                                                      $          -    $         -   $  148,067,000
    Employer's (Delta)                                                   40,503,000              -       51,336,000
                                                                      ----------------------------------------------
                                                                       $ 40,503,000    $         -   $  199,403,000
                                                                      ----------------------------------------------
Investment income:
    Net appreciation/(depreciation) in fair value of
     investments                                                         (4,120,000)             -       17,843,000
    Interest and dividends                                               30,495,000      2,198,000      100,461,000
                                                                      ----------------------------------------------
                                                                       $ 26,375,000    $ 2,198,000   $  118,304,000
    Less investment expenses                                                      -              -       (3,115,000)
                                                                      ----------------------------------------------
                                                                       $ 26,375,000    $ 2,198,000   $  115,189,000
                                                                      ----------------------------------------------
                                                                      ----------------------------------------------
    TOTAL ADDITIONS                                                    $ 66,878,000    $ 2,198,000   $  314,592,000
                                                                      ----------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals                                                              (2,100,000)             -      (64,720,000)
Interest expense on ESOP notes                                          (34,815,000)             -      (34,815,000)
                                                                      ----------------------------------------------
    TOTAL DEDUCTIONS                                                   $(36,915,000)   $         -   $  (99,535,000)
                                                                      ----------------------------------------------

Net increase prior to interfund transfers:                             $ 29,963,000    $ 2,198,000   $  215,057,000
Interfund transfers                                                               -      3,704,000                -
                                                                      ----------------------------------------------
    Net increase/(decrease)                                            $ 29,963,000    $ 5,902,000   $  215,057,000

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year, June 30, 1992                                       $ 62,456,000    $18,953,000   $1,177,735,000
End of Year, June 30, 1993                                             $ 92,419,000    $24,855,000   $1,392,792,000
                                                                      ==============================================

        The accompanying notes are an integral part of this statement.

                        DELTA FAMILY-CARE SAVINGS PLAN
                        ------------------------------

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                            JUNE 30, 1994 AND 1993
                            ----------------------


1.   DESCRIPTION OF PLAN:

     The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on June 30, 1994. Participants should refer to the Plan document for a complete description of the Plan's provisions.

     The Plan is a defined contribution plan established by Delta Air Lines, Inc. ("Delta"). Active Delta personnel who have completed 12 consecutive months of employment and are either paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. Effective July 1, 1993, the Plan was amended to permit participation to begin on the first day of the first pay period following eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The operation and administration of the Plan (except for investment management and control of assets) are vested in the Administrative Committee appointed by the board of directors of the Company. The Benefit Funds Investment Committee (the "BFIC") of the board of directors is responsible for investment management and control of assets of the Plan. The BFIC has appointed outside investment managers and a trustee to manage assets of the Plan. The BFIC evaluates the performance of the investment managers and the trustee. The investment managers and the trustee are authorized to purchase and sell securities subject to certain investment restrictions determined by the BFIC.

     Effective July 1, 1993, the trustee and recordkeeping functions of the Plan were transferred to Fidelity Management Trust Company (the "Trustee") and Fidelity Institutional Retirement Services Company (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions and, under the direction of the Administrative Committee, for distributions from participants' accounts. Prior to this date, the trustee and recordkeeper were Harris Trust and Savings Bank ("Harris") and Delta, respectively.

       Contributions
          Eligible non-pilot personnel who are not based in Puerto Rico and who had gross earnings (as defined in the Plan) of less than $55,000 in the previous calendar year may contribute up to 15% of their earnings to the Plan. Eligible non-pilot personnel who had gross earnings of $55,000 or more in the previous calendar year and Puerto Rico based personnel may contribute up to 10% of their gross earnings to the Plan. Eligible pilot personnel may contribute up to 6% of their gross earnings to the Plan. These contributions may be made, at the option of the employee, as pre-tax contributions or after-tax contributions, or as a combination of both pre-tax and after-tax contributions. Delta contributes an amount equal to 50% of the employee's contributions. However, for the purpose of determining the amount of Delta's contributions, only employee contributions of up to 4% of gross earnings are considered. In accordance with federal law, an employee's annual gross earnings in excess of specified levels are not considered for purposes of determining how much the employee or Delta may contribute to the Plan. Moreover, there are other limits imposed by federal law which may limit the amount of pre-tax, after-tax, or employer contributions that may be made on behalf of a participant.

          Beginning October 1, 1989, the first $1,000 (increased by $50 per Plan year) of Delta's contributions to a participant's account is invested in Delta's Series B ESOP Convertible Preferred Stock ("Preferred Stock") and Delta's common stock ("Common Stock") (see Note 8). The remainder, if any, of Delta's contributions to a participant's account during a Plan year will be invested in the other Plan funds (see Note
          2) in the same proportion as the participant directs for his or her own contributions.

       Vesting
          Participants are immediately vested in all contributions to their accounts plus actual earnings thereon.

       Account Distributions
          Upon retirement or disability, a participant's non-ESOP account balance is distributed in the form of monthly installments which continue over the participant's life expectancy. The life expectancy is calculated on the participant's retirement date, date of total and permanent disability, or, if distribution is deferred, the date the request for distribution is processed. The monthly installment payment is adjusted monthly to reflect investment gains and losses. However, a participant may elect a different form of retirement benefit such as a single sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or variable monthly installments to be paid over the life expectancy of the participant and the participant's spouse. A participant's ESOP account balance may be distributed as a lump sum cash payment or in Common Stock, at the participant's election.

          Upon termination of employment for reasons other than retirement, a participant's non-ESOP account balance may be distributed as a lump sum payment or the participant may elect to defer distribution. A participant's ESOP account balance may be distributed as a lump sum cash payment or in Common Stock, at the participant's election.

          A participant, while employed, may elect to withdraw all after-tax contributions, pre-1989 matching contributions and the earnings thereon, a portion of which may be subject to a significant tax penalty. Under certain specified hardship circumstances, a participant, while employed, may also elect to withdraw pre-tax contributions, which may be subject to a significant tax penalty.

       Loans to Participants
          Participants may borrow against a portion of their Plan account balances. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amount of the loans are assets of the Plan and earn interest at a rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union. This rate fluctuated between 9.70% and 10.75% during the 1993 and 1994 Plan years. At June 30, 1994, 89 participant loans had delinquent balances totaling an aggregate of $257,000.

       Administrative Expenses
          Certain administrative functions for the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan.


2.   INVESTMENT OPTIONS

      Six investment funds, all of which are participant directed except the Preferred Stock Fund, were available to all participants under the Plan during the fiscal year ended June 30, 1993.
      . Commingled Stocks Fund ("Stocks") - invested primarily in common stock of corporations other than Delta;
      . Commingled Bonds Fund ("Bonds") - invested primarily in fixed-income securities;
      .   Delta Common Stock Fund ("Delta Stock") - invested primarily in
          Common Stock;

      . Insurance Contracts/Stable Value Fund ("Contracts") - invested primarily in a portfolio of investment contracts issued by major insurance companies;
      . Stock Index/Fidelity U. S. Equity Index Commingled Fund ("Index") - invested primarily in a portfolio of the common stock of corporations included in the Standard & Poor's 500 Index; and
      . Preferred Stock Fund ("Preferred") - invested primarily in Preferred Stock and Common Stock (see Note 8).

      Effective July 1, 1993, the Plan was amended to permit eligible non-pilot personnel to invest in six funds substantially equivalent to those described in the preceding paragraph, two investment strategy portfolios, and a "Window of Choices" option containing ten mutual funds. The investment strategy portfolios are:

      . Conservative Growth Balanced Fund ("Conservative") - invests primarily in high-quality fixed-income securities and some diversified U.S. equity securities; and
      . Growth Balanced Fund ("Growth") - invests primarily in diversified U.S. equity securities and some high-quality fixed-income securities.

      The "Window of Choices" option contains the following ten mutual funds:
      . Delaware Group Trend Fund ("Delaware") - invests primarily in U. S. stocks of emerging and other growth-oriented companies;
      . Fidelity Contrafund ("Contrafund") - invests primarily in common stocks and securities convertible into common stocks and other securities for capital appreciation;
      . Fidelity Equity-Income Fund ("Equity-Income") - invests primarily in dividend-paying common and preferred stocks;
      . Fidelity Growth & Income Fund ("Growth & Income") - invests primarily in U. S. equity securities of companies that offer potential for earnings growth while paying current dividends;
      . Fidelity Magellan Fund ("Magellan") - invests primarily in common stocks and securities convertible into common stocks;
      . Fidelity OTC Portfolio ("OTC") - invests primarily in securities that are traded on the "over the counter" market;
      . Merrill Lynch Capital Fund (Class A) ("Merrill Lynch") - invests primarily in equity securities, corporate bonds, money market securities, or securities of foreign issuers;
      . Templeton Foreign Equity Series Fund ("Templeton") - invests primarily in stocks of undervalued foreign companies;
      . Twentieth Century Select Investors Fund ("Select") - invests primarily in large capitalization U. S. common stocks; and
      .  Twentieth Century Ultra Investors Fund ("Ultra") - invests primarily in
         U. S. common stocks of small-to-medium sized companies.

      During the Plan year ended June 30, 1993, participants could allocate contributions in 10% multiples among Stocks, Bonds, Delta Stock, Contracts, and Index, but could not allocate more than 50% of their contributions to Delta Stock. During the Plan year ended June 30, 1994, participants could allocate in 1% multiples among Stocks, Bonds, Delta Stock, Contracts, Index, Conservative, Growth, and one fund selected at the participants' discretion in the Window of Choices, but they could not allocate more than 50% of their contributions to Delta Stock.

3.   SUMMARY OF ACCOUNTING POLICIES:

       Basis of Accounting
          The financial statements of the Plan are prepared under the accrual method of accounting. Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation.

       Investments
          Investments (see Note 2), except for insurance contracts and Preferred Stock, are stated at fair value determined from publicly stated price information at the end of each day. Investments in insurance contracts are stated at contract values, as permitted by the U.S. Department of Labor for Form 5500 purposes. Preferred Stock has a stated value of $72 per share (see Note 8).

          Investments that represent 5% or more of total Plan assets at June 30, 1994, and the applicable number of shares or principal amounts are separately identified as follows:

                                                                    Number of
                                                                    Shares or
                                                                    Principal          Market or
                                                                     Amount          Contract Value
                                                                    -----------     -----------------
                      Delta U.S. Equity Pool                        23,935,682      $   248,692,000
                      Fidelity Broad Market Duration Portfolio      14,035,630          162,392,000
                      Delta Common Stock                             2,980,285          134,859,000
                      Delta Preferred Stock                          6,878,294          495,237,000


          The net appreciation/depreciation in fair value of investments includes both net unrealized appreciation/depreciation of Plan assets and net realized gain/loss on sales of Plan assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Distributions
          Account distributions are recorded when paid.
          Amounts payable at June 30, 1993, to individuals who had withdrawn from participation in the Plan and were included in net assets available for benefits as of June 30, 1993, are as follows:

                   Stocks              $1,429,000
                   Bonds                  878,000
                   Delta Stock            655,000
                   Contracts            4,139,000
                   Index                  273,000
                   Preferred              407,000
                                       ----------
                       Total           $7,781,000
                                       ==========

          There were no amounts payable at June 30, 1994, to individuals who had withdrawn from participation in the Plan.

       Receivables and Liabilities
          The receivables shown in the aggregate in the accompanying statements of net assets include:

                                              1994                 1993
                                          -------------       -------------
              Employer contributions       $13,038,000         $12,563,000
              Interest and dividends            62,000             982,000
              Due from broker                6,013,000          16,573,000
                                          -------------       -------------
                 Total                     $19,113,000         $30,118,000
                                          =============       =============

     The liabilities shown in the aggregate in the accompanying statements of net assets include:


                                               1994                1993
                                          ---------------     ---------------
                 ESOP Notes--principal     $432,048,000        $441,441,000
                 ESOP Notes--interest        33,818,000          34,718,000
                 Due to broker                  267,000           4,735,000
                 Due to others                  730,000             423,000
                                          ---------------     ---------------
                   Total                   $466,863,000        $481,317,000
                                          ===============     ===============

4.   PARTICIPANTS:

     The following table represents the number of participants in each fund at June 30, 1994.


     Fund       Participants          Fund       Participants           Fund       Participants
   -------------------------------------------------------------------------------------------------
     Stocks              33,048        Growth             11,936        OTC                      262
     Bonds               20,958        Delaware              238        Merrill Lynch            659
     Delta Stock         21,009        Contrafund          8,690        Templeton              1,864
     Contracts           33,486        Equity-Income       1,404        Select                   264
     Index               18,028        Growth & Income     1,555        Ultra                  1,352
     Conservative         6,735        Magellan            9,267        Total                 59,943
   -------------------------------------------------------------------------------------------------

     All active participants and any inactive participants who were active at any time subsequent to the establishment of the Employee Stock Ownership Plan ("ESOP") (see Note 8) are participants in the Preferred Stock Fund.

     At June 30, 1994, 5,130 retired participants (or their designated beneficiaries) were receiving monthly distributions from their accounts or had elected to defer distribution to a later date.

5.   FEDERAL INCOME TAXES:

     A letter of determination dated August 18, 1992 from the Internal Revenue Service ("IRS") states that the Plan, as amended through March 10, 1992, is in compliance with Section 401(a) and applicable subsections of Section 409 of the Internal Revenue Code of 1986, as amended ("Code"), is entitled to an exemption from federal income taxation under Section 501(a) of the Code, is an employee stock ownership plan with a cash or deferred arrangement under Section 401(k) of the Code, and satisfies the requirements of Section 4975(e)(7) of the Code. In the opinion of Delta's management, the Plan, as of June 30, 1994, continues to be in compliance with Sections 401(a), applicable subsections of Section 409 and 401(k), and continues to be entitled to an exemption from federal income taxation under Section 501(a); thus, no provision for federal income taxes has been made in the accompanying financial statements.

6.   PLAN TERMINATION:

     Plan assets that are held in Contracts are subject to certain restrictions which, in the event of Plan termination, may affect the timing and value of participant account distributions. Such distributions from Contracts may
     (a) be made in installments over a period of one or more years, or (b), if distributed in a single sum, incur a reduction in value. The amount of such a reduction would depend on the market value adjustments made by each insurance company to the value of assets distributed from their respective contracts.

     The Plan provides that Delta, at its discretion, may amend or discontinue the Plan at any time.


7.   PLAN AMENDMENTS:

     During fiscal year 1994, the Plan was amended, effective July 1, 1993, in certain respects, including, among other things, to increase the investment options available to non-pilot participants; to permit certain non-pilot participants to contribute up to 15% of their earnings, subject to certain conditions; and to permit non-pilot participants to reallocate their account balances or future contributions on a daily rather than quarterly basis.

     There were no significant amendments to the Plan for the year ended June 30, 1993.


8.   EMPLOYEE STOCK OWNERSHIP PLAN:

     On July 10, 1989, the Plan was amended and restated effective July 1, 1989 in order to add an ESOP feature. In connection with the establishment of the ESOP, Delta sold 6,944,450 shares of Preferred Stock to Harris, as trustee of the ESOP, for $72 per share, or approximately $500 million. Harris initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank.

     On January 2, 1990, Harris repaid the outstanding principal balance of the loan from the bank. On February 22, 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP Notes ("ESOP Notes") to third party lenders. The proceeds of the issuance of the ESOP Notes were used to repay the outstanding principal balance of the loan made by Delta to Harris when the ESOP was adopted. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (see Note 9).

     The shares of Preferred Stock will be held in the name of the Trustee until redemption or conversion and may not be sold by the Trustee or distributed outside the Plan except for resale to Delta. The Preferred Stock is redeemable at Delta's option. Delta is required to redeem shares of Preferred Stock at any time to enable the Trustee to provide for distributions to participants or to satisfy investment elections under the Plan.

     Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6% or $4.32; is convertible into 0.8578 shares of Common Stock at a conversion price of $83.94, subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has one vote, subject to adjustment in certain circumstances. In the event that full cumulative dividends on the Preferred Stock have not been paid when due, Delta may not pay cash dividends on the Common Stock.

     The Plan provides that shares of Preferred Stock and Common Stock allocated to a participant's account in the Preferred Stock fund ("Allocated Shares") and the Common Stock attributable to a participant's account in the Delta Stock fund will be voted by the Trustee in accordance with the participant's confidential voting instructions or, if no voting instructions are received by the Trustee, such shares will be voted by the Trustee in its discretion. The Plan further provides that shares of Preferred Stock not yet allocated to any participant's account will be voted by the Trustee in proportion to the votes cast with respect to Allocated Shares for which voting instructions are received.

     Unallocated shares of Preferred Stock are held in a separate "Unallocated Account" of the Plan, pending release and allocation to participants' accounts. The number of shares of Preferred Stock released from the Unallocated Account for a Plan year will generally be the number of shares of Preferred Stock held in the Unallocated Account times the ratio that the amount of principal and interest paid on the ESOP Notes with respect to such Plan year bears to the total amount of principal and interest remaining to be paid (including payments with respect to such Plan year). Shares are released from the Unallocated Account to a "Holding Account" upon debt service payments and are then allocated to participants' accounts as Delta matching contributions and/or dividend income are received.

     The ESOP Notes will be repaid primarily from the Company's contributions (see Note 1) and dividends on the Preferred Stock. If dividends on shares of Preferred Stock previously allocated to participants' accounts are used to repay the ESOP Notes, additional shares of stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

     Shares of Preferred Stock released from the Unallocated Account (and not allocated as described in the last sentence of the preceding paragraph) will be allocated at the end of each quarter to the accounts of participants making contributions to the Plan. The number of shares of Preferred Stock so allocated will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock as defined in the Plan in either case plus accrued and unpaid dividends. If during the Plan year, the value of the Preferred Stock released from the Unallocated Account as a result of the repayment of the ESOP Notes is less than Delta's matching contribution to the Plan for that year, this difference will be made up by Delta (a) prepaying the ESOP Notes to release additional shares of Preferred Stock; (b) contributing cash to the Plan so the Trustee may purchase Common Stock; or (c) contributing shares of Common Stock to the Plan; in each case, for allocation to participants' accounts. However, if at the end of the Plan year the value of the Preferred Stock released from the Unallocated Account as a result of the scheduled repayment of the ESOP Notes during that Plan year is greater than Delta's matching contribution to the Plan for that Plan year, the excess will be divided evenly among all participants then making contributions to the Plan.

     As of June 30, 1994, 1,418,370 shares of Preferred Stock with a market value, as defined, of $102,123,000 had been allocated to participants' accounts and 5,459,924 shares of Preferred Stock with a market value, as defined, of $393,114,000 were held in the Unallocated Account. During the Plan year ended June 30, 1994, 34,877 shares of Preferred Stock were redeemed in connection with the payment of participant benefits.

9.   LONG-TERM DEBT:

     At June 30, 1994, the Plan's long-term debt, including current maturities of $10,845,000, consisted of $432,048,000 principal amount of ESOP Notes (see Note 8) with interest rates originally ranging from 7.33% to 8.18% and payable in installments through January 1, 2009. The interest rates on the ESOP Notes are subject to adjustment in the event of certain changes in federal income tax laws. As a result of certain changes in federal income tax laws enacted as part of the Omnibus Budget Reconciliation Act of 1993, which was signed into law on August 10, 1993, the interest rates on the ESOP Notes were adjusted, retroactive to January 1, 1993, and now range from 7.26% to 8.10%. Subject to certain restrictions, the ESOP Notes may be prepaid at the option of the Plan at any time in whole or in part. As discussed in Note 5 of the Notes to Consolidated Financial Statements in Delta's 1994 Annual Report to Stockholders, Delta may be required to purchase the ESOP Notes at the option of the holders in certain circumstances.

     At June 30, 1994, the annual maturities of the ESOP Notes for the next five years and thereafter were as follows:

                     Years Ending June 30,       Amount
                    ----------------------------------------
                     1995                      $ 10,845,000
                     1996                        12,444,000
                     1997                        14,206,000
                     1998                        16,146,000
                     1999                        18,283,000
                     thereafter                 360,124,000
                                               -------------
                           TOTAL               $432,048,000
                                               =============

10.  PARTICIPANTS' UNITS:

     At June 30, 1994, the number of participant units and unit value by fund were as follows:

          --------------------------------------------
                Fund            Units      Unit Value
          --------------------------------------------
           Stocks              28,162,642   $   10.89
           Bonds               12,068,250        9.90
           Delta Stock          8,806,211        9.51
           Contracts          582,232,004        1.00
           Index                8,439,640       11.51
           Conservative         3,336,076       10.12
           Growth               5,743,931       10.16
           Delaware                80,991       12.25
           Contrafund           2,113,831       29.13
           Equity-Income          253,588       31.97
           Growth & Income        430,905       21.55
           Magellan               795,192       63.95
           OTC                     42,802       21.94
           Merrill Lynch           58,132       27.82
           Templeton            1,072,718       12.91
           Select                  27,899       36.09
           Ultra                  363,729       19.26
          --------------------------------------------

11.  RELATED PARTY TRANSACTIONS

     Certain of the Plan's investments are shares of mutual funds or interests in cash reserve accounts managed by the Trustee. Transactions related to such investments qualify as party-in-interest transactions under ERISA. Fees paid to the Trustee and the Recordkeeper by the Plan for investment management and recordkeeping fees totaled $3,502,000 for the year ended June 30, 1994. Additional fees totaling $483,000 were paid to the Trustee and Recordkeeper directly by Delta.

12.  SUBSEQUENT EVENTS:

     Effective December 1, 1994, the Plan was amended in certain respects, including, among other things, to increase the investment options available to pilot participants and to permit pilot participants to reallocate their account balances or future contributions on a daily rather than quarterly basis.

     Effective December 29, 1994, the Plan prepaid a portion of its existing ESOP Notes with funds provided by Delta and, simultaneous with that prepayment, issued to Delta new ESOP Notes in a principal amount equal to the principal amount of the existing ESOP Notes prepaid (see Note 9).

                 Delta Family-Care Savings Plan                       SCHEDULE I
    Item 27a--Schedule of Assets Held For Investment Purposes        Page 1 of 3
                            June 30, 1994

                                                                    Principal
                                                                   Amount ($) or
                                                                    Number of                          Market or Contract
                    Name of Issuer and Title of Issue                Shares                 Cost             Value
         -----------------------------------------------------------------------------------------------------------------

            STOCKS:
            Delta International Equity Pool                            8,314,408        $  84,335,000  $     99,839,000
            Delta U.S. Equity Pool                                    19,290,095          196,792,000       200,424,000
                                                                                       -----------------------------------
             Total                                                                      $ 281,127,000  $    300,263,000
                                                                                       -----------------------------------
            BONDS:
                                                                                       -----------------------------------
         *  Fidelity Broad Market Duration Portfolio                  10,290,622        $ 120,512,000  $    119,063,000
                                                                                       -----------------------------------
            DELTA STOCK:
         *  Delta Air Lines, Inc. Common Stock                         1,812,077           88,059,000        81,997,000
         *  Fidelity Employee Benefit U.S. Government Reserves
              Portfolio                                           $      926,000              926,000           926,000
                                                                                       -----------------------------------
             Total                                                                       $ 88,985,000  $     82,923,000
                                                                                       -----------------------------------
            CONTRACTS:
         *  Fidelity Employee Benefit U.S. Government Reserves
              Portfolio                                           $   22,812,000           22,812,000        22,812,000
            Guaranteed Insurance Contracts:
            AEtna Life Insurance Company GIC:
             #13690 1990-001, 9.09%, due August 1, 1995           $   11,813,000           11,813,000        14,058,000
             #13690 1990-002, 9.25%, due October 2, 1995          $    5,875,000            5,875,000         7,012,000
             #13690 1991-001, 8.70%, due January 27, 1997         $    5,634,000            5,634,000         6,656,000
            Cigna GIC:
              GIC-25121, 8.68%, due January 17, 1998              $    7,500,000            7,500,000         7,788,000
            CNA Assurance Company GIC:
             12971, 6.93%, due June 30, 1997                      $   15,000,000           15,000,000        15,063,000
             GP-12614, 8.50%, due March 1, 1996                   $   16,727,000           16,727,000        19,689,000
             GP-30000-105, 7.54%, due April 1, 1999               $    5,333,000            5,333,000         5,333,000
            Commonwealth Life Insurance Company GIC:
             ADA00304FR, 9.79%, due July 7, 1994                  $   10,000,000           10,000,000        10,962,000
             ADA00349FR, 8.20%, due February 1, 1996              $    5,165,000            5,165,000         5,165,000
             ADA00384FR, 8.26%, due October 3, 1994               $   10,000,000           10,000,000        12,727,000
            Hartford GIC:
             GA-9176, 8.91%, due June 17, 1997                    $   10,000,000           10,000,000        12,958,000
             GA-9308, 5.22%, due September 19, 1994               $   15,000,000           15,000,000        15,022,000
             GA-9414, 5.60%, due March 20, 1995                   $   10,000,000           10,000,000        10,154,000
            John Hancock GIC:
             GAC 5526, 9.45%, due August 1, 1994                  $    5,000,000            5,000,000         5,513,000
             GAC 5642, 9.29%, due July 31, 1997                   $    5,947,000            5,947,000         7,103,000
             GAC 5737, 9.31%, due November 14, 1997               $    5,804,000            5,804,000         6,935,000
             GAC 5833, 8.86%, due January 16, 1998                $    3,000,000            3,000,000         4,022,000
             GAC 6256, 7.43%, due May 30, 1997                    $   10,000,000           10,000,000        11,607,000
            Life of Virginia GIC:
             GS-1794, 6.33%, due November 18, 1994                $    4,439,000            4,439,000         4,555,000
            Massachusetts Mutual GIC:
             PGIC 10391, 7.55%, due July 5, 2002                  $   42,968,000           42,968,000        42,968,000
             GAC-10064, 9.70%, due December 1, 1997               $   11,666,000           11,666,000        14,037,000
            MBL Life Assurance GIC:
             4982-1, 5.10%, due December 31, 1999                 $    3,590,000            3,590,000         3,605,000

* Denotes a party-in-interest.
         The accompanying notes are an integral part of this schedule.

                 Delta Family-Care Savings Plan                   SCHEDULE I
    Item 27a--Schedule of Assets Held For Investment Purposes     Page 2 of 3
                            June 30, 1994

                                                                    Principal
                                                                   Amount ($) or
                                                                    Number of                              Market or Contract
                    Name of Issuer and Title of Issue                Shares                 Cost                 Value
         --------------------------------------------------------------------------------------------------------------------
             4982-2, 5.10%, due December 31, 1999                $       830,000               830,000              834,000
             4982-3, 5.10%, due December 31, 1999                $     1,207,000             1,207,000            1,212,000
             4982-4, 5.10%, due December 31, 1999                $        76,000                76,000               76,000
            New York Life GIC:
             GA-06178, 8.35%, due April 22, 1996                 $    10,000,000            10,000,000           10,160,000
             GA-06329, 7.25%, due December 29, 1995              $    15,000,000            15,000,000           15,816,000
             GA-06355, 7.44%, due December 31, 1996              $    15,000,000            15,000,000           15,783,000
             GA-06494, 7.00%, due January 21, 1997               $    10,000,000            10,000,000           10,307,000
            Ohio National Life GIC:
             GA 4793, 8.75%, due December 11, 1994               $     5,000,000             5,000,000            5,236,000
            Pacific Mutual GIC:
             G-26062.01, 5.16%, due June 30, 1996                $    20,000,000            20,000,000           20,504,000
            Peoples Securities Life GIC:
             BDA00368FR, 5.24%, March 31, 1996                   $    20,000,000            20,000,000           20,518,000
            Principal Financial Group GIC:
             4-12388, 6.05%, December 31, 1996                   $    20,000,000            20,000,000           20,319,000
            Provident National GIC:
             027-04522-02A, 8.70%, due January 15, 1996          $     8,934,000             8,934,000            8,934,000
             027-04522-03A, 8.53%, due July 1, 1996              $    10,000,000            10,000,000           13,012,000
            Prudential GIC:
             GA-6118-212, 9.55%, due September 30, 1995          $     4,785,000             4,785,000            5,006,000
             GA-6118-215, 6.77%, due April 1, 1997               $    15,000,000            15,000,000           17,081,000
             GA-6118-216, 6.76%, due March 31, 1997              $    20,000,000            20,000,000           20,229,000
            State Mutual GIC:
             GA-91288-A02, 9.44%, due August 15, 1997            $     9,474,000             9,474,000           11,346,000
             GA-91288C, 8.45%, due May 28, 1996                  $    10,000,000            10,000,000           10,198,000
             GA-91288A, 9.25%, due November 1, 1995              $     3,147,000             3,147,000            3,288,000
             GA-91288B, 8.69%, due March 31, 1996                $    10,000,000            10,000,000           10,203,000
                                                                                 --------------------------------------------
             Total Guaranteed Insurance Contracts                                          428,914,000          462,994,000
            Separate Insurance Contracts:
            MBL Life Assurance GIC:
             6-4982-1, 3.50%, due December 31, 1999              $     7,980,000             7,980,000            8,003,000
             6-4982-2, 3.50%, due December 31, 1999              $     1,845,000             1,845,000            1,851,000
             6-4982-3, 3.50%, due December 31, 1999              $     2,683,000             2,683,000            2,690,000
             6-4982-4, 3.50%, due December 31, 1999              $       168,000               168,000              169,000
            New York Life SEP:
             GA-20019, 6.15%, March 20, 1998                     $    19,571,000            19,571,000           19,571,000
             GA-20040, 5.44%, June 30, 1998                      $    24,734,000            24,734,000           24,758,000
            Provident National SEP:
             028-05451, 5.08%, July 31, 1997                     $    14,948,000            14,948,000           14,948,000
            Prudential SEP:
             917480, 6.08%, due December 31, 1998                $    24,925,000            24,925,000           24,925,000
                                                                                 --------------------------------------------
             Total Separate Insurance Contracts                                             96,854,000           96,915,000
                                                                                 --------------------------------------------
            Total Insurance Contracts Fund                                          $      548,580,000    $     582,721,000
                                                                                 --------------------------------------------
         *  INDEX                                                      8,439,640    $       96,610,000    $      96,381,000
                                                                                 --------------------------------------------

* Denotes a party-in-interest.
         The accompanying notes are an integral part of this schedule.

                 Delta Family-Care Savings Plan                   SCHEDULE I
    Item 27a--Schedule of Assets Held For Investment Purposes     Page 3 of 3
                            June 30, 1994

                                                                    Principal
                                                                   Amount ($) or
                                                                    Number of                              Market or Contract
                    Name of Issuer and Title of Issue                Shares                 Cost                 Value
         --------------------------------------------------------------------------------------------------------------------
            CONSERVATIVE:
            Delta U.S. Equity Pool                                     1,286,529            13,627,000           13,367,000
         *  Fidelity Broad Market Duration Portfolio                   1,750,377            21,044,000           20,252,000
                                                                                 --------------------------------------------
             Total                                                                  $       34,671,000    $      33,619,000
                                                                                 --------------------------------------------
            GROWTH:
            Delta U.S. Equity Pool                                     3,359,058            35,587,000           34,901,000
         *  Fidelity Broad Market Duration Portfolio                   1,994,631            23,961,000           23,077,000
                                                                                 --------------------------------------------
             Total                                                                  $       59,548,000    $      57,978,000
                                                                                 --------------------------------------------
            DELAWARE                                                      80,991    $        1,157,000    $         992,000
                                                                                 --------------------------------------------
         *  CONTRAFUND                                                 2,113,831    $       68,429,000    $      61,576,000
                                                                                 --------------------------------------------
         *  EQUITY-INCOME                                                253,588    $        8,471,000    $       8,107,000
                                                                                 --------------------------------------------
         *  GROWTH & INCOME                                              430,905    $        9,647,000    $       9,286,000
                                                                                 --------------------------------------------
         *  MAGELLAN                                                     795,192    $       58,554,000    $      50,845,000
                                                                                 --------------------------------------------
         *  OTC                                                           42,802    $        1,059,000    $         939,000
                                                                                 --------------------------------------------
            MERRILL LYNCH                                                 58,132    $        1,654,000    $       1,617,000
                                                                                 --------------------------------------------
            TEMPLETON                                                  1,072,718    $       14,056,000    $      13,849,000
                                                                                 --------------------------------------------
            SELECT                                                        27,899    $        1,187,000    $       1,007,000
                                                                                 --------------------------------------------
            ULTRA                                                        363,729    $        7,792,000    $       7,005,000
                                                                                 --------------------------------------------
            PREFERRED:
         *  Delta Air Lines, Inc. Common Stock                         1,168,208            57,097,000           52,862,000
         *  Delta Convertible Preferred Series B                       6,878,294           495,237,000          495,237,000
         *  Fidelity Employee Benefit U.S. Government Reserves
              Portfolio                                          $    26,921,000            26,921,000           26,921,000
                                                                                 --------------------------------------------
             Total                                                                  $      579,255,000    $     575,020,000
                                                                                 --------------------------------------------
             PARTICIPANT LOANS                                   $    35,009,000    $       35,009,000    $      35,009,000
                                                                                 --------------------------------------------
             TOTAL INVESTMENTS                                                      $    2,016,303,000    $   2,038,200,000
                                                                                 ============================================










* Denotes a party-in-interest.
         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                        Delta Family-Care Savings Plan
  Item 27a--Schedule of Assets Held for Investment Purposes Which Were Both
                       Acquired and Disposed of Within
                                 the Plan Year
                       For the Year Ended June 30, 1994

                                                      Units or         Costs of           Proceeds of
          Name of Issuer and Title of Issue           Shares          Acquisition         Dispositions
       ------------------------------------------------------------------------------------------------
       STOCKS:
          Delta International Equity Pool             8,910,584       $ 90,297,000
          Delta International Equity Pool               596,176                           $ 6,616,000
          Delta U.S. Equity Pool                     22,240,977        226,514,000
          Delta U.S. Equity Pool                      2,950,882                            31,227,000
       DELTA STOCK:
       *  Delta Air Lines, Inc. Common Stock            240,690         17,993,000
       *  Delta Air Lines, Inc. Common Stock            544,335                            29,263,000
       CONSERVATIVE:
          Delta U.S. Equity Pool                      1,693,522         17,936,000
          Delta U.S. Equity Pool                        406,993                             4,350,000
       GROWTH:
          Delta U.S. Equity Pool                      3,849,044         40,775,000
          Delta U.S. Equity Pool                        489,986                             5,245,000
       PREFERRED:
       *  Delta Air Lines, Inc. Common Stock            446,110         30,175,000
       *  Delta Air Lines, Inc. Common Stock             22,837                             1,200,000


      * Denotes a party-in-interest.

            The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III

                        Delta Family-Care Savings Plan
            Item 27b--Schedule of Loans or Fixed Income Obligations
                                 June 30, 1994

                           Amount received
                        during reporting year                                                                      Amount overdue
                        =====================                                                                      ==============
                                                                  Detailed description of loan including dates
                                                                   of making and maturity, interest rate, the
Identity and      Original                            Unpaid           type and value of collateral, any
 address of      amount of                           balance at    renegotiation of the loan and the terms of
  obligor          loan      Principal   Interest    end of year   the renegotiation and other material items    Principal Interest
-----------------------------------------------------------------------------------------------------------------------------------
Participants    $ 705,000    $ 274,000   $ 22,000     $257,000   Varies                                          $ 55,000  $     -


        The accompanying notes are an integral part of this schedule.

                        Delta Family-Care Savings Plan               SCHEDULE IV
               Item 27d--Schedule of Reportable Transactions (a)
                        For The Year Ended June 30,1994

                                            Purchases                                     Sales
                               =================================================================================================
                                   Number of         Purchase      Number of                       Cost of         Net
      Description                Transactions         Price      Transactions       Amount       Assets Sold    Gain or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
    Delta U.S. Equity Pool                277    $ 285,225,000            386    $ 40,822,000   $  39,219,000   $ 1,603,000

    Delta International Equity
    Pool                                   15       90,297,000              9       6,616,000       5,962,000       654,000
*   Fidelity Broad Market
    Duration Portfolio                    253      215,752,000            349      51,123,000      50,235,000       888,000
*   Fidelity Employee Benefit
    U.S. Government Reserves
    Portfolio                             836      467,302,000            801     416,643,000     416,643,000            --



(A) Represents transactions or a series of transactions in securities of the same issue having a cumulative value in excess of 5% of the current value of plan assets at July 1, 1993.


*   Denotes a party-in-interest.


         The accompanying notes are an integral part of this schedule.

                                   SIGNATURE
                                   ---------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         DELTA FAMILY-CARE SAVINGS PLAN


                                    /s/ Thomas J. Roeck, Jr.
                                    By:  Thomas J. Roeck, Jr.
                                    Senior Vice President--Finance and
                                    Chief Financial Officer
                                    Delta Air Lines, Inc.



January 11, 1995

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------



As independent pubic accountants, we hereby consent to the incorporation by reference of our report dated January 6, 1995 included in Delta Air Lines, Inc.'s annual report on Form 11-K for the Delta Family-Care Savings Plan for the year ended June 30, 1994 into the Company's previously filed Registration Statement No. 33-30454.



                                                      Arthur Andersen LLP


Atlanta, Georgia
January 11, 1995